SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934*

METAVANTE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

591407101

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

March 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 591407101		Page 2 of 16 pages

1	Names of Reporting Persons WPM, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 3 of 16 pages

1	Names of Reporting Persons WPM GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) CO

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 4 of 16 pages

1	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 5 of 16 pages

1	Names of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) CO

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 6 of 16 pages

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) CO

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 7 of 16 pages

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 8 of 16 pages

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 9 of 16 pages

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A

CUSIP No. 591407101		Page 10 of 16 pages

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 29,784,274

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 29,784,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated based on 119,815,699 shares of common stock outstanding as of February 18, 2009, as reported by Metavante Technologies, Inc. in its Form 10-K for the fiscal year ended December 31, 2008.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 8, 2007, as previously amended by Amendment No. 1, filed on March 4, 2008, by Amendment No. 2, filed on September 16, 2008, and by Amendment No. 3, filed on December 16, 2008 (as amended, the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Metavante Technologies, Inc., a Wisconsin corporation (“Metavante Technologies”).

Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end of the discussion:

Support Agreement

WPM, Metavante Technologies, Fidelity National Information Services, Inc., a Georgia corporation (“Parent”), and Cars Holdings, LLC, a Delaware limited liability company and a direct and wholly owned subsidiary of Parent (“Merger Subsidiary”), have entered into a Support Agreement, dated as of March 31, 2009 (the “Support Agreement”).  The Support Agreement provides that, among other things, WPM has agreed, on the terms and subject to the conditions set forth therein, that it will vote all of the shares of Common Stock beneficially owned by it as of the applicable record date (i) in favor of the Merger (as defined below), the execution and delivery by Metavante Technologies of that certain Agreement and Plan of Merger, dated as of March 31, 2009 (the “Merger Agreement”), by and among Metavante Technologies, Parent and Merger Subsidiary, and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing (in each case whether or not recommended by the board of directors of Metavante Technologies) and (ii) against (A) any Acquisition Proposal (as defined in the Merger Agreement) or proposal relating to an Acquisition Proposal, (B) any merger agreement or merger (other than the Merger Agreement and Merger), consolidation, combination, material business transaction or legal or regulatory action, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Metavante Technologies or any of its subsidiaries, or (C) any amendment of Metavante Technologies’

articles of incorporation or by-laws that, in the case of each of clauses (A) – (C) above, would (1) impede, frustrate, prevent or nullify any provision of the Support Agreement, the Merger Agreement or the Merger, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Metavante Technologies under the Merger Agreement, or (3) change in any manner the voting rights of Common Stock owned by WPM.  Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Metavante Technologies will be merged with and into the Merger Subsidiary (the “Merger”), with the Merger Subsidiary as the surviving corporation in the Merger.

The Support Agreement automatically terminates upon the earliest to occur of (i) the date upon which the Merger Agreement is terminated in accordance with its terms, (ii) the date upon which the Merger becomes effective (the “Effective Time”) or (iii) the date of any amendment, modification, change or waiver to the Merger Agreement that results in a decrease in the amount of shares of Parent common stock that holders of Common Stock are entitled to receive under the Merger Agreement in exchange for such holders’ Common Stock (including any such decrease coupled with a replacement of such decreased amount with cash consideration) or a decrease in the merger consideration.

Parent Stock Purchase Right Agreement

As a condition to WPM’s willingness to enter into the Support Agreement, WPM, Metavante Technologies and Parent have entered into a Stock Purchase Right Agreement, dated as of March 31, 2009 (the “Parent Stock Purchase Right Agreement”).  The purpose of the Parent Stock Purchase Right Agreement is to replace that certain Amended and Restated Stock Purchase Right Agreement, dated August 21, 2008, by and between WPM and Metavante Technologies (the “Metavante Stock Purchase Right Agreement”), in order to generally replicate WPM’s share purchase right for Common Shares under the Metavante Share Purchase Right Agreement after the Effective Time through the grant of a stock purchase right with respect to a corresponding number of Parent common shares.  The Parent Stock Purchase Right Agreement provides, among other things, that (i) as of and following the Effective Time, WPM has the right to purchase shares of Parent common stock if certain employee stock options that were outstanding immediately prior to the Effective Time are exercised after the Effective Time in accordance with formulas set forth in the Parent Stock Purchase Right Agreement, (ii) effective as of the date of the Parent Stock Purchase Right Agreement, the Metavante Stock Purchase Right Agreement shall be amended to exclude any transactions contemplated by or relating to the Merger Agreement from events that trigger the acceleration and automatic exercise of the purchase right under the Metavante Stock Purchase Right Agreement, and (iii) effective as of the date of the Parent Stock Purchase Right Agreement, certain of WPM’s rights under the Metavante Stock Purchase Right Agreement will be suspended.  The Parent Stock Purchase Right Agreement further provides that the Metavante Stock Purchase Right Agreement will be terminated as of the Effective Time.  If the Merger Agreement is terminated in accordance with its terms, the Parent Stock Purchase Right Agreement shall automatically thereafter terminate and be of no further force and effect, with the exception of certain rights that shall continue between WPM and Metavante Technologies.  In the event that the Parent Stock Purchase Right Agreement is terminated in accordance with its terms, WPM’s rights under the Metavante Stock Purchase Right Agreement shall no longer be deemed to be suspended and WPM will be entitled to any purchase rights that would have accrued under the Metavante Stock Purchase Right

Agreement had it not been suspended and to exercise such rights within 45 days of the termination of the Parent Stock Purchase Right Agreement.

Parent Shareholders Agreement

WPM and Parent have entered into a Shareholders Agreement, dated as of March 31, 2009 (the “Parent Shareholders Agreement”), pursuant to which, among other things, subject to the terms and conditions of such Parent Shareholders Agreement, WPM will be (a) entitled to certain rights in connection with its ownership of Parent’s common stock following the Effective Time, including, but not limited to, certain rights to nominate and have appointed a director to the board of directors of Parent, and certain registration rights with respect to Parent common stock, and (b) subject to certain limitations on its ability to transfer the shares of Parent common stock owned by it during the period that is 180 days from and including the closing date of the Merger.  The Parent Shareholders Agreement does not become effective until the Effective Time of the Merger pursuant to the Merger Agreement.

A copy of the Support Agreement is filed as Exhibit 6 hereto.  A copy of the Parent Stock Purchase Right Agreement is filed as Exhibit 7 hereto.  A copy of the Parent Shareholders Agreement is filed as Exhibit 8 hereto.  The Support Agreement, the Parent Stock Purchase Right Agreement and the Parent Shareholders Agreement are incorporated herein by reference and the foregoing summaries of the Support Agreement, the Parent Stock Purchase Right Agreement and the Parent Shareholders Agreement are qualified in their entirety by reference thereto.  This Amendment does not purport to amend, qualify or in any way modify such agreements.

Item 5.  Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)       As of March 31, 2009, WPM is the direct beneficial owner of 29,784,274 shares of Common Stock (over which it exercises both voting and investment power), representing approximately 24.9% of the outstanding shares of Common Stock (based on Metavante Technologies having 119,815,699 shares of Common Stock outstanding as of February 18, 2009, as disclosed by Metavante Technologies in its last annual report on Form 10-K filed on February 20, 2009).  Due to their respective relationships with WPM and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 29,784,274 shares of Common Stock.  Each of WPM GP, WP IX, WP IX LLC, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I to the Schedule 13D disclaims beneficial ownership of the shares of Common Stock in which WPM has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which WPM has beneficial ownership.

(b)       See Item 5(a) above.

(c)       On March 16, 2009, WPM exercised its purchase right under the Metavante Stock Purchase Right Agreement to acquire 4,721 shares of Common Stock for an average price of $.01 per share of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

As described in Item 4 hereto, (i) WPM, Parent, Merger Subsidiary and Metavante Technologies have entered into the Support Agreement, (ii) WPM, Parent and Metavante Technologies have entered into the Parent Stock Purchase Right Agreement and (iii) WPM and Parent have entered into the Parent Shareholders Agreement.  The information set forth in Item 4 with respect to the Support Agreement, Parent Stock Purchase Right Agreement and Parent Shareholders Agreement is incorporated into this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 6.	Support Agreement, dated as of March 31, 2009, by and among WPM, L.P., Fidelity National Information Services, Inc., Cars Holdings, LLC and Metavante Technologies, Inc.
Exhibit 7.	Stock Purchase Right Agreement, dated as of March 31, 2009, by and among WPM, L.P., Fidelity National Information Services, Inc. and Metavante Technologies, Inc.
Exhibit 8.	Shareholders Agreement, dated as of March 31, 2009, by and between WPM, L.P. and Fidelity National Information Services, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2009	WPM, L.P.

By: WPM GP, LLC, its general partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director and Secretary

Dated: April 2, 2009	WPM GP, LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director and Secretary

Dated: April 2, 2009	WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 2, 2009	WARBURG PINCUS IX, LLC

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 2, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 2, 2009	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 2, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: April 2, 2009	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: April 2, 2009	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.